UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Yintech Investment Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.000011

(Title of Class of Securities)

98585M1082

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1  Some of the holdings reported herein are in the form of American Depositary Shares (“ADS”), which may be exchanged for ordinary shares of the Issuer, par value $0.00001 (“Ordinary Shares”) at a 1:20 ratio.

2  The CUSIP Number listed throughout this filing is the CUSIP assigned to the ADS of the Issuer.

CUSIP No. 98585M108	13G

1.	Name of Reporting Persons: Panhou Value Growth Fund SPC I.R.S. Identification Nos. of Above Persons (Entities Only): -

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 97,872,480
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 97,872,480
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,872,480 Ordinary Shares[3]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.00%[4]
12.	Type of Reporting Person (See Instructions): OO

3  Including 2,790,800 Ordinary Shares on an as converted basis, which currently are held by the Global Growth SP, a segregated portfolio of Panhou Value Growth Fund SPC (“Global Growth”) in the form of 139,540 ADS. Each share of ADS held by Global Growth represents twenty (20) Ordinary Shares. Also includes 95,081,680 Ordinary Shares held by Asia Growth SP, a segregated portfolio of Panhou Value Growth Fund SPC (“Asia Growth”). Beneficial ownership information is presented as of December 31, 2017.

4  This percentage is calculated based on 1,398,224,000 Ordinary Shares outstanding as of the date September 30, 2017, as set forth in Exhibit 99.1 of the Issuer’s Form 6-K filed on November 29, 2017.

CUSIP No. 98585M108	13G

1.	Name of Reporting Persons: Global Growth SP, a segregated portfolio of Panhou Value Growth Fund SPC I.R.S. Identification Nos. of Above Persons (Entities Only): -

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,790,800
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,790,800
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,790,800 Ordinary Shares[5]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.20%[6]
12.	Type of Reporting Person (See Instructions): OO

5  This percentage is based on 2,790,800 Ordinary Shares on an as converted basis, which currently are held by Global Growth in the form of 139,540 ADS. Each share of ADS held by Global Growth represents twenty (20) Ordinary Shares.

6  This percentage is calculated based on 1,398,224,000 Ordinary Shares outstanding as of the date September 30, 2017, as set forth in Exhibit 99.1 of the Issuer’s Form 6-K filed on November 29, 2017.

CUSIP No. 98585M108	13G

1.	Name of Reporting Persons: Asia Growth SP, a segregated portfolio of Panhou Value Growth Fund SPC I.R.S. Identification Nos. of Above Persons (Entities Only): -

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 95,081,680
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 95,081,680
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 95,081,680 Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.80%[7]
12.	Type of Reporting Person (See Instructions): OO

7  This percentage is calculated based on 1,398,224,000 Ordinary Shares outstanding as of the date September 30, 2017, as set forth in Exhibit 99.1 of the Issuer’s Form 6-K filed on November 29, 2017.

CUSIP No. 98585M108	13G

1.	Name of Reporting Persons: Wei Ran Investment Management Company Limited I.R.S. Identification Nos. of Above Persons (Entities Only): -

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 97,872,480
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 97,872,480[8]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,872,480 Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.00%[9]
12.	Type of Reporting Person (See Instructions): CO

8  See Item 4 of this Statement for more information.

9  This percentage is calculated based on 1,398,224,000 Ordinary Shares outstanding as of the date September 30, 2017, as set forth in Exhibit 99.1 of the Issuer’s Form 6-K filed on November 29, 2017.

CUSIP No. 98585M108	13G

1.	Name of Reporting Persons: Xie Xiaoting I.R.S. Identification Nos. of Above Persons (Entities Only): -

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only

4.	Citizenship or Place of Organization: People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 97,872,480
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 97,872,480[10]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,872,480 Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.00%[11]
12.	Type of Reporting Person (See Instructions): IN

10  See Item 4 of this Statement for more information.

11  This percentage is calculated based on 1,398,224,000 Ordinary Shares outstanding as of the date September 30, 2017, as set forth in Exhibit 99.1 of the Issuer’s Form 6-K filed on November 29, 2017.

Explanatory Note:

This Amendment No. 2 to Schedule 13G (this “Statement”) is being filed on behalf of Panhou Value Growth Fund SPC, Global Growth SP, a segregated portfolio of Panhou Value Growth Fund SPC, Asia Growth SP, a segregated portfolio of Panhou Value Growth Fund SPC, Wei Ran Investment Management Company Limited and Xie Xiaoting (collectively, the “Reporting Persons”).

This Statement serves to report the Reporting Persons’ holdings, the change of investment manager of Global Growth SP and the change of the sole director of Panhou Value Growth Fund SPC and Wei Ran Investment Management Company Limited, to provide information as of December 31, 2017, per the annual amendment requirement in Rule 13d-2(b) of the Securities Exchange Act of 1934, as amended. This Statement amends and restates in its entirety the Schedule 13G originally filed by the Reporting Person on September 6, 2016, as amended by Amendment No. 1 filed with the SEC on September 30, 2016.

Item 1.
	(a)	Name of Issuer Yintech Investment Holdings Limited
	(b)	Address of Issuer’s Principal Executive Offices 12th Floor, B Block, Zhenhua Enterprise Plaza No. 3261 Dongfang Road, Pudong District Shanghai, 200125 People’s Republic of China

Item 2.
	(a)	Name of Person Filing The information required by Item 2(a) is set forth in Row 1 of each Cover Page and is incorporated herein by reference.
	(b)	Address of the Principal Office or, if none, Residence c/o Wei Ran Investment Management Company Limited Room 6111-12, 61th Floor The Center, 99 Queen’s Road Central Central, Hong Kong
	(c)	Citizenship The information required by Item 2(c) is set forth in Row 4 of each Cover Page and is incorporated herein by reference.
	(d)	Title of Class of Securities Ordinary Shares, par value $0.00001
	(e)	CUSIP Number 98585M108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.

The securities reported in this Statement are held directly by (i) Global Growth in the form of 139,540 ADS, which may be converted into 2,790,800 Ordinary Shares, and (ii) Asia Growth in the form of 95,081,680 Ordinary Shares. Global Growth and Asia Growth are each a segregated portfolio of Panhou Value Growth Fund SPC, a Cayman Islands segregated portfolio company (“Panhou SPC”). Wei Ran Investment Management Company Limited (“Wei Ran”) serves as an investment manager to each of Panhou SPC, Global Growth and Asia Growth. Wei Ran has voting power over the securities reported in this Statement, and has the power to dispose of the securities held by Global Growth and Asia Growth. Xie Xiaoting is the sole director of Panhou SPC and Wei Ran, and is deemed to be an indirect beneficial owner of the securities held by Global Growth and Asia Growth by reason of her ability to direct the vote and/or the disposition of such securities.

Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they have formed a group.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
N/A

Item 8.	Identification and Classification of Members of the Group.
N/A

Item 9.	Notice of Dissolution of Group.
N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2018

PANHOU VALUE GROWTH FUND SPC, on its own behalf and in the name of, or by, or for the account of each of GLOBAL GROWTH SP and ASIA GROWTH SP

By:	/s/ Xie Xiaoting
Name:	Xie Xiaoting
Title:	Authorized Signatory

WEI RAN INVESTMENT MANAGEMENT COMPANY LIMITED

By:	/s/ Xie Xiaoting
Name:	Xie Xiaoting
Title:	Authorized Signatory

/s/ Xie Xiaoting
XIE XIAOTING

EXHIBIT INDEX

Exhibit No.	Description
Exhibit A

Joint Filing Agreement, dated February 9, 2018 by and among Panhou Value Growth Fund SPC, Global Growth SP, a segregated portfolio of Panhou Value Growth Fund SPC, Asia Growth SP, a segregated portfolio of Panhou Value Growth Fund SPC, Wei Ran Investment Management Company Limited and Xie Xiaoting